UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 28, 2017

DENBURY RESOURCES INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-12935**	**20-0467835**
(State or other jurisdiction of incorporation)	*(Commission File Number)*	*(IRS Employer Identification No.)*

5320 Legacy Drive
Plano, Texas
(Address of principal executive offices)

75024
(Zip code)

(972) 673-2000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Section 7 – Regulation FD

Item 7.01 – Regulation FD Disclosure

On August 28, 2017, Denbury Resources Inc. (the "Company") issued a press release announcing that due to conditions associated with now Tropical Storm Harvey, effective Sunday, August 27, the Company suspended operations and temporarily shut-in all production at its Houston area fields, representing net production of approximately 16,000 barrels of oil equivalent per day. The impacted fields include Hastings, Oyster Bayou, Conroe, Thompson, Webster and Manvel. A copy of the press release is filed as Exhibit 99.1 hereto.

The information furnished in this Item 7.01 shall not be deemed "filed" for purposes of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and shall not be deemed incorporated by reference in any filing with the Securities and Exchange Commission, whether or not filed under the Securities Act of 1933, as amended, or the 1934 Act, regardless of any general incorporation language in any such document.

Section 9 – Financial Statements and Exhibits

Item 9.01 – Financial Statements and Exhibits

(d) Exhibits.

The following exhibit is furnished in accordance with the provisions of Item 601 of Regulation S-K:

Exhibit Number	Description
99.1*	Denbury Press Release, dated August 28, 2017.

*   Included herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Denbury Resources Inc.
(Registrant)

Date: August 28, 2017	By:	/s/ James S. Matthews
		James S. Matthews
		Senior Vice President, General Counsel and Secretary

INDEX TO EXHIBITS

Exhibit Number	Description
99.1	Denbury Press Release, dated August 28, 2017.

News

DENBURY RESOURCES REPORTS OPERATIONAL
IMPACTS ASSOCIATED WITH TROPICAL STORM HARVEY

PLANO, TX – August 28, 2017 – Denbury Resources Inc. (NYSE: DNR) ("Denbury" or the "Company") today announced that due to conditions associated with now Tropical Storm Harvey, effective Sunday, August 27, the Company suspended operations and temporarily shut-in all production at its Houston area fields, representing net production of approximately 16,000 barrels of oil equivalent per day. The impacted fields include Hastings, Oyster Bayou, Conroe, Thompson, Webster and Manvel. While no significant damage outside of localized flooding has been reported at any of these fields, the full impact of the storm may not be determined for several days as we have evacuated our employees and contractors as a precautionary measure.

Chris Kendall, Denbury's President and CEO commented, "The safety of our employees and contractors is our top priority. We will continue to monitor conditions at each of the impacted fields, and will resume operations to restore production when conditions allow, and we are able to ensure the safe return of our personnel."

Denbury is an independent oil and natural gas company with operations focused in two key operating areas: the Gulf Coast and Rocky Mountain regions. The Company's goal is to increase the value of its properties through a combination of exploitation, drilling and proven engineering extraction practices, with the most significant emphasis relating to CO_2 enhanced oil recovery operations. For more information about Denbury, please visit www.denbury.com.

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DENBURY CONTACTS:
Mark C. Allen, Senior Vice President and Chief Financial Officer, 972.673.2000
John Mayer, Investor Relations, 972.673.2383